NEWS RELEASE

        ELD No. 08-02

TSX: ELD   NYSE-A: EGO

    January 22, 2009

2008 Year End Update and 2009 Guidance

Record Performance in 2008, Further Growth in 2009

VANCOUVER, BC – Paul N. Wright, President & Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) is pleased to provide the following update on the Company’s 2008 operating results and anticipated 2009 production.

“Eldorado Gold in 2008 performed to plan with our assets producing over 300,000 ounces at a  cash operating cost of $257 per ounce.  We successfully initiated construction at Efemçukuru in Turkey and Vila Nova in Brazil and grew by acquisition and exploration.” commented Paul N. Wright.   “We are extremely pleased to be one of the lowest cost pure gold producers reporting, with a strong balance sheet, no debt, and unhedged.   We were the top performer on the S&P/TSX composite index in 2008 with share appreciation of 65.5 per cent.”

Eldorado Gold

The Company ended 2008 having produced 308,802 ounces of gold at a cash operating cost of $257 per ounce.  All debt owed to HSBC bank was paid and the offsetting restricted cash released to Eldorado. Upon final close of the sale of Sao Bento Mine to AngloGold Ashanti (“AngloGold”) the Company immediately began to monetize the AngloGold shares and by January 20, 2009 had completed this disposition contributing to the present cash balance of $110 million.

The Company is planning to produce 325,000 to 340,000 ounces of gold in 2009 at a cash operating cost of approximately $300 per ounce. Capital expenditures and exploration expenses are planned to be approximately $115 million and $15 million respectively.  The largest component of capital spending is planned for the Efemçukuru Project, Turkey where we anticipate $85 million to be invested in 2009.  With the planned commencement of operations at Efemçukuru next year the Company’s gold production is expected to be in excess of 400,000 ounces in 2010, with costs remaining in the lower quartile.

Kisladag Mine

In 2008 the mine produced 190,334 ounces of gold at a cash operating cost of $ 254 per ounce. Production for the year re-commenced on March 6, 2008 following a court decision allowing resumption of all production activities. The transition to owner mining was completed successfully in the 3rd Quarter of 2008.

Production for 2009 is planned to be approximately 230,000 to 240,000 ounces of gold at a cash operating cost of $265 per ounce.

Ore production for 2009 is planned to be 10.1 million tons at 1.2 g/t with a strip ratio of 1.06:1 compared to a strip ratio of 0.53:1 in 2008.

Tanjianshan Mine

The Tanjianshan mine (“TJS”) performed exceptionally well in 2008 with production of 118,468 ounces of gold at cash operating cost of $261 per ounce. Construction of Phase 2, which consists of a roaster system, and acid production and arsenic removal circuits, continued through 2008.  Sequential commissioning  is now underway.

Production for 2009 is planned to be 95,000 to 100,000 ounces of gold at a cash operating cost of $385 per ounce. Costs at TJS are expected to increase due to the transitioning to refractory ore.  Ore production in 2009 is planned to be 800,000 tons at 4.9 g/t with a strip ratio of 7:1.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China, Greece and the surrounding regions.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright

President  & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE Alternext   (NYSE-A: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com